SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated October 25th, 2010 announcing Registrant's second quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 25th, 2010

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

STRONG MOMENTUM DRIVES CONTINUED
GROWTH FOR SILICOM IN Q3: QUARTERLY
REVENUES OF $7.4M WITH $0.21 EPS

– Wins Secured During the Quarter Strengthen
Indications of Continued Short & Long-Term Growth –

KFAR SAVA, Israel—October 25, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today reported financial results for the third quarter ended September 30, 2010.

Financial Results

Revenues for the third quarter of 2010 were $7.4 million, a 59% increase compared with $4.6 million for the third quarter of 2009 and a 10% increase compared with $6.7 million for the second quarter of 2010.

Operating income for the quarter was $1.6 million, representing an operating margin of 21%, a five-fold increase compared with $333,000 in the third quarter of 2009, and an 11% increase compared with the second quarter of 2010. Net income for the quarter was $1.4 million, or $0.21 per share (basic and diluted), up 316% compared with $346,000, or $0.05 per share (basic and diluted), for the third quarter of 2009.

For the nine-month period, revenues were $20.5 million, a 50% increase compared with $13.7 million for the parallel period of 2009. Operating income for the first nine months of 2010 increased by 249% to $4.0 million from $1.1 million in the prior-year period. Net income for the period increased by 156% to $3.8 million, or $0.54 per diluted share ($0.55 per basic share) compared with $1.5 million, or $0.21 per diluted share ($0.22 per basic share), for the first nine months of 2009.

As of September 30, 2010, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $44.9 million, or $6.60 per outstanding share. This is up $1.0 million compared with the end of the second quarter of 2010.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report another quarter of strong positive momentum marked by near-record revenues and profits together with exciting new deals for both established and new product lines.

“During the quarter, we announced three major wins that illustrate our growing momentum. In co-operation with a Fortune-100 industry giant, we achieved a breakthrough with our new SETAC Server-To-Appliance-Converter product line, selling SETAC-based solutions to a Tier-1 security leader in a deal that will generate $3 million for us in its first production year. In parallel, we have announced two important wins with our established networking server adapter product line: one with a data center-class WAN Optimization leader, and the other with a Japanese server manufacturer, an existing customer that has introduced us to another of its divisions.”

Mr. Orbach continued, “As such, we are now benefiting from two independent growth avenues. First, we continue to expand our server adapter business through the addition of new customers, the sale of more products to existing customers, the penetration of new divisions of existing customers, and the securing of design wins into customers’ new solutions. In parallel, we are more confident than ever about the potential of our SETAC business, which is developing more rapidly and successfully than we originally projected.”

Mr. Orbach concluded, “We are therefore extremely optimistic as we look to the future. With markets that need our solutions, strong traction in our established business and growing acceptance of our new product lines, we feel well-positioned to generate continued growth. The path that we are following has already begun building our business to the next level, and we look forward to reporting continued progress over the short and the long term.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, October 25th, at 9am EDT (6am Pacific Time, 3pm Israel Time) to review and discuss the results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 866 860 9642

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets
 (US$ thousands)

	September 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$8,141	$7,253
Short-term bank deposits	7,639	7,253
Marketable securities	10,173	10,425
Accounts receivables: Trade, net	4,459	5,172
Accounts receivables: Other	755	371
Inventories	8,920	4,677
Deferred tax assets	69	233
Total current assets	40,156	35,384

Marketable securities	18,985	18,308
Assets held for employees’ severance benefits	1,240	1,105
Deferred tax assets	210	192
Property, plant and equipment, net	596	602

Total assets	$61,187	$55,591

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$4,180	$2,261
Other accounts payable and accrued expenses	1,750	2,138
Total current liabilities	5,930	4,399

Liability for employees’ severance benefits	2,088	1,967

Total liabilities	8,018	6,366

Shareholders' equity
Ordinary shares and additional paid-in capital	34,357	34,174
Treasury shares	(38)	(38)
Retained earnings	18,850	15,089
Total Shareholders' equity	53,169	49,225
Total liabilities and shareholders equity	$61,187	$55,591

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Sales	$7,380	$4,638	$20,519	$13,704
Cost of sales	4,155	2,824	11,631	8,340
Gross profit	3,225	1,814	8,888	5,364

Research and development expenses	805	627	2,335	1,962
Selling and marketing expenses	547	478	1,540	1,300
General and administrative expenses	322	376	1,054	968
Total operating expenses	1,674	1,481	4,929	4,230

Operating income	1,551	333	3,959	1,134

Financial income, net	128	191	494	727
Income before income taxes	1,679	524	4,453	1,861
Income taxes	239	178	692	392
Net income	$1,440	$346	$3,761	$1,469

Basic income per ordinary share	$0.21	$0.05	$0.55	$0.22

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,810	6,697	6,810	6,696

Diluted income per ordinary share	$0.21	$0.05	$0.54	$0.21

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,972	6,864	6,965	6,835